UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2023

Commission File Number: 001-39328

Genetron Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

1-2/F, Building 11, Zone 1

No.8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

+86 10 5090-7500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Genetron Health Announces Plan to Implement ADS Ratio Change

Genetron Holdings Limited (“Genetron Health” or the “Company” or “We”) (NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares (the “ADS Ratio”) from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing fifteen (15) ordinary shares. The Company anticipates that the change in the ADS Ratio will be effective on or about October 26, 2023.

This ADS Ratio change will have the same effect as a one-for-three reverse ADS split for Genetron Health’s holders of ADSs. There will be no change to Genetron Health’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with this ADS Ratio change. ADS holders of the Company will be required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for the Company’s ADS program (the “Depositary”), will arrange for the exchange of the current ADSs for the new ones. Following the ADS Ratio change, ADSs of Genetron Health will continue to be traded on the Nasdaq Global Market under the ticker symbol “GTH.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to the new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the change in the ADS Ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS Ratio will be equal to or greater than three times the ADS price before the change.

About Genetron Holdings Limited

Genetron Holdings Limited ("Genetron Health" or the "Company") (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products.

For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Genetron Health may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Genetron Health’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Genetron Health’s goal and strategies; its future business development, financial condition and results of operations; Genetron Health’s expectations regarding demand for, and market acceptance of, its services; the laws and regulations relating to Genetron Health’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Genetron Health’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Genetron Health does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Email: ir@genetronhealth.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genetron Holdings Limited

By:	/s/ Sizhen Wang
Name:	Sizhen Wang
Title:	Chief Executive Officer

Date: October 11, 2023